# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Merlin, Inc., CIK 0002028707
CUSIP: 590106100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 129 South Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0002117604
Persons authorized to receive notices and communications: Matt George, c/o Merlin, Inc., 129 South Street,, Boston, Massachusetts (MA), 02111, (857) 201-3979

## Reporting persons
- Matthew George (CIK 0002117604): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,890,622; shared voting power 0; sole dispositive power 14,890,622; shared dispositive power 0; aggregate amount beneficially owned 14,890,622 (17.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Merlin, Inc.
Address of issuer's principal executive offices: 129 South Street, Boston, Massachusetts (MA), 02111

## Item 2. Identity and Background
Name of person filing: Matthew George (the "Reporting Person")
Residence or business address: The principal business address of the Reporting Person is c/o Merlin, Inc., 129 South Street, Boston, MA 02111.
Present principal occupation or employment: The principal occupation of the Reporting Person is Chief Executive Officer, President and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to certain securities beneficially owned by the Reporting Person and is incorporated by reference to this Item 3. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person acquired shares of Common Stock and options to purchase shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination

On March 16, 2026 (the "Closing Date"), pursuant to a business combination agreement, dated as of August 13, 2025 (the "Business Combination Agreement"), by and among the Issuer (formerly known as Inflection Point Acquisition Corp. IV), IPDX Merger Sub, Inc., a direct wholly owned subsidiary of the Issuer ("Merger Sub"), and Merlin Labs, Inc. ("Legacy Merlin"), Merger Sub merged with and into Legacy Merlin (the "Merger" and, together with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"), with Legacy Merlin surviving the Merger as a wholly owned subsidiary of the Issuer. The Issuer was renamed on the Closing Date to "Merlin, Inc."

As a result of the Business Combination, at the Closing Date, among other transactions, (i) each share of common stock of Legacy Merlin automatically converted into the right to receive shares of Common Stock based on an exchange ratio as described in the Business Combination Agreement, and (ii) each option to purchase common stock of Legacy Merlin automatically converted into an option to purchase a number of shares of Common Stock in the manner set forth in the Business Combination Agreement, on the same terms and conditions, and at an exercise price per share divided by the applicable exchange ratio.

Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer, Bleichroeder Sponsor 1 LLC, the stockholders of Legacy Merlin and certain other investors, including the Reporting Person (collectively, the "Holders"), entered into a registration rights agreement (the "Registration Rights Agreement"), which granted the Holders certain customary registration rights.

Lock-Up Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer and certain stockholders, including the Reporting Person (collectively, the "Lock-Up Holders"), entered into a lock-up agreement (the "Lock-Up Agreement"), pursuant to which the Lock-Up Holders agreed not to, without the prior written consent of the Issuer's board of directors (the "Board"), prior to the date that is six months after the Closing Date (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of Common Stock held immediately after the consummation of the Business Combination, (b) any shares of Common Stock issuable upon exercise of such options to purchase shares of Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, Common Stock held by such holder immediately after the consummation of the Business Combination (the securities specified in clauses (a) through (c), collectively, the "Lock-up Shares"), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

The foregoing description of the Registration Rights Agreement and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may, subject to applicable laws, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his position as Chief Executive Officer, President and a director of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is the beneficial owner of 14,890,622 shares of Common Stock held directly. The shares beneficially owned represent approximately 17.7% of the Issuer's outstanding shares of Common Stock.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 84,262,886 shares of Common Stock outstanding as of the Closing Date, as disclosed in the Issuer's Current Report on Form 8-K filed on March 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 14,890,622

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition: 14,890,622

Shared power to dispose or to direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Amended and Restated Registration Rights Agreement, dated March 16, 2026 (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on March 20, 2026).

Exhibit 99.2: Lock-Up Agreement, dated March 16, 2026 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on March 20, 2026).

## Signatures
- Matthew George: /s/ Matthew George, Matthew George (03/23/2026)